UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)*


                       AMERICAN LOCKER GROUP INCORPORATED
   --------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK $1.00 PAR VALUE
   --------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    027284108
                  -------------------------------------------
                                 (CUSIP Number)


CHARLES E. HARRIS, 1500 OLIVER BUILDING, PITTSBURGH, PA  15222, 412-355-6730
------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                            JUNE 16, 1999 (SEE BELOW)
                   -------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 027284108

1)    NAME OF REPORTING PERSON                              Katherine M.
                                                            Ruttenberg
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                            -----------------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     Not Applicable
      (a)   [   ]
      (b)   [   ]

3)    SEC USE ONLY

4)    SOURCE OF FUNDS                                       Not Applicable

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)   [   ]    Not Applicable

6)    CITIZENSHIP OR PLACE OF ORGANIZATION                  United States

      NUMBER OF SHARES BENEFICIALLY OWNED BY
      EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                               202,000 See Item 2

      8)    SHARED VOTING POWER                             0

      9)    SOLE DISPOSITIVE POWER                          202,000 See Item 2

      10)   SHARED DISPOSITIVE POWER                        0

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
      EACH REPORTING PERSON                                 202,000 See Item 2

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*  [   ]           See Item 5

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    8.8% See Item 2

14)   TYPE OF REPORTING PERSON                              Individual

                        STATEMENT OF INFORMATION REQUIRED
                         PURSUANT TO SECTION 13(d)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


ITEM 1.  Security and Issuer

         The title of the class of equity security to which this filing relates is common stock, $1.00 par value ("ALGI Common Stock") issued by American Locker Group Incorporated, a Delaware corporation ("ALGI"). The principal executive offices of ALGI are located at 608 Allen Street, Jamestown, New York 14702.

ITEM 2.  Identity and Background

         This statement is filed by Katherine M. Ruttenberg, whose business address is The Atrium, 307 South Dithridge Street, Pittsburgh, Pennsylvania 15213.

         Principal Occupation:
            None

         During the last five (5) years, Mrs. Ruttenberg:

         (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and

         (b) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and nor as a result of such proceeding has he become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The purpose of this filing is to establish a Section 13(d)(1) filing report for Mrs. Katherine M. Ruttenberg separate and apart from the Section 13(d)(1) filing report for the Estate of Mrs. Ruttenberg's late husband, Harold
J. Ruttenberg, Mr. Ruttenberg's surviving spouse, Katherine M. Ruttenberg. A separate form 13(d)(1) filing will be made by the Estate of Harold J. Ruttenberg with respect to ALGI common shares owned by such Estate. Mrs. Ruttenberg serves as Co-Executrix of the Estate of Harold J. Ruttenberg. All share ownership data reported herein was previously reported on Section 13(d)(1) reports filed by Harold J. Ruttenberg.


ITEM 3.  Source and Amount of Funds or other Consideration

         Not Applicable.

ITEM 4.  Purpose of Transaction

         Not Applicable

ITEM 5.  Interest in Securities of the Issuer

         Mrs. Katherine M. Ruttenberg beneficially owns 202,000 shares of ALGI Common Stock. Such shares do not include shares of common stock of ALGI owned by the Estate of Harold J. Ruttenberg of which Mrs. Ruttenberg is a beneficiary for which Mrs. Ruttenberg serves as Co-Executrix. As noted above, ownership of such shares by the Estate of Harold J. Ruttenberg are the subject of a separate Form 13(d)(1) which will be filed by the Estate.

         No transactions in ALGI Common Stock have been effected by Mrs. Ruttenberg during the last 60 days except the transfer by gift of 14,000 shares as follows:

Date of Transfer June 16, 1999

         TRANSFEREE                     NUMBER OF SHARES
         ----------                     ----------------

         Ellen Rabin                         1,000
         James E. Ruttenberg                 1,000
         Edward F. Ruttenberg                1,000
         Rhoda Ruttenberg                    1,000
         Emily L. Rabin                      1,000
         Michael A. Rabin                    1,000
         Rebecca L. Rabin                    1,000
         Sherrie Renee Ruttenberg            1,000
         Julie Robin Ruttenberg              1,000
         Abraham S. Ruttenberg               1,000
         Jonathan M. Ruttenberg              1,000
         Uri A. Ruttenberg                   1,000
         Miriam H. Ruttenberg                1,000
         Judith F. Ruttenberg Cohen          1,000

ITEM 6. Contracts, Agreement, Understanding or Relationships with respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Katherine M. Ruttenberg and any other person with respect to securities of ALGI.

ITEM 7.  Material to be Filed as Exhibits

         None.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


Date:  June 22, 1999
                                              /s/ Katherine M. Ruttenberg
                                            ----------------------------------
                                                  Katherine M. Ruttenberg